SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2017
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice about Related-Party Transaction

Companhia Paranaense de Energia – Copel, a company that generates, transmits, distributes and sells power, with shares listed on the NYSE (ELPVY, ELP), the B3 (CPLE3, CPLE5, CPLE6) and the LATIBEX (XCOP), pursuant to CVM Instruction 480/2002, of December 7, 2009, hereby informs its shareholders and the market in general of the following related-party transaction, entered into on October 11, 2017:

Name of Related Parties	Usina Elétrica a Gás de Araucária Ltda. – UEG Araucária e Petróleo Brasileiro S.A – Petrobras.
Relationship with the Company

UEG Araucária is a private-law legal entity, incorporated as a limited-liability company, owned by Copel, which holds 20% of the capital stock; Copel Geração e Transmissão, which holds 60% of the capital stock; and Petrobras, which holds 20% of the capital stock.

Transaction Date	October 11, 2017.
Purpose of the Agreement	Purchase and sale of natural gas on an uninterruptible basis for the generation of thermal energy.
Main Terms and Conditions	Effective period: October 11 to November 30, 2017. Maximum daily volume of up to 2,190,000 Nm³/day.

Information about the participation of the counterparty, its partners or management in the Company’s decision-making process about the transaction or negotiation of the transaction as representatives of the Company, describing such participation

The counterparty did not participate in the Company’s decision-making process.
Detailed justification of why the issuer’s management considers that the transaction is conducted on an arm’s length basis or envisages appropriate compensatory payment:

Araucária TPP (a plant owned and operated by UEG Araucária) does not have Energy Commercialization Agreements related to the sale of generated energy, operating as a Merchant. This means that it is called upon to generate energy by the National System Operator (ONS) when the Marginal Cost of Operation (CMO) exceeds the Unit Variable Cost (CVU) of the plant.

Araucária TPP’s operation is, therefore, determined by the merit order of its costs or request by the ONS.

In light of this, the Company’s management considers that the transaction was conducted on an arm’s length basis and envisages appropriate compensatory payment.

The Company thus believes that the agreement resulted in the reduction of Araucária TPP’s variable costs, placing it at a level below the Marginal Cost of Operation of the electrical sector, enabling its possible operation. In addition, the exclusion of the take or pay clause does not impose risk on UEG Araucária if the National Interconnected System (SIN) conditions are not appropriate for the dispatch of Araucária TPP.

Curitiba, October 23, 2017.

Adriano Rudek de Moura
Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:
ri@copel.com or (41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date October 24, 2017

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Antonio Sergio de Souza Guetter
Antonio Sergio de Souza Guetter Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.